                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended June 30, 2001*
                              -----------------

     *The Atchison Casting Corporation Savings Plan merged into the Atchison
     Casting Corporation 401(k) Plan effective July 17, 2000 (the "Merger").
     Accordingly, this Form 11-K only includes financials for the period of July
     1, 2000 through July 17, 2000. Financials for the remainder of the fiscal year ended June 30, 2001 are included in the 11-K filed on behalf of the
     Atchison Casting Corporation 401(k) Plan for the fiscal year ended June 30,
     2001.

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the transition period from ____________________ to _____________________

Commission file number 1-12541
                      ------------

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

     ATCHISON CASTING CORPORATION SAVINGS PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

     ATCHISON CASTING CORPORATION
     400 South Fourth Street
     Atchison, Kansas 66002

   Atchison Casting
    Corporation Savings
    Plan

    Financial Statements as of July 17, 2000 and
    June 30, 2000 and for the Period Beginning
    July 1, 2000 through July 17, 2000 and the Year
    Ended June 30, 2000, and Independent Auditors'
    Report

ATCHISON CASTING CORPORATION SAVINGS PLAN

 TABLE OF CONTENTS
---------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of July 17, 2000 and June 30, 2000                           2

   Statements of Changes in Net Assets Available for Benefits for the Period Beginning
     July 1, 2000 through July 17, 2000 and the Year Ended June 30, 2000                                           3

   Notes to Financial Statements                                                                                  4-8

Note: Supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

The Trustees and Participants
Atchison Casting Corporation Savings Plan
Atchison, Kansas

We have audited the accompanying statements of net assets available for benefits of Atchison Casting Corporation Savings Plan (the "Plan") as of July 17, 2000
and June 30, 2000, and the related statements of changes in net assets available for benefits for the period beginning July 1, 2000 through July 17, 2000 and for the year ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the net assets of the Plan were merged into the Atchison Casting Corporation 401(k) Plan effective July 17,
2000.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 17, 2000 and June 30, 2000, and the changes in net assets available for benefits for the period beginning July 1, 2000 through July 17, 2000 and for the year ended June
30, 2000 in conformity with accounting principles generally accepted in the
United States of America.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
April 9, 2001

ATCHISON CASTING CORPORATION SAVINGS PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
 JULY 17, 2000 AND JUNE 30, 2000
--------------------------------------------------------------------------------------------------------------------------

                                                                   JULY 17,            JUNE 30,
ASSETS                                                              2000               2000

INVESTMENTS:
  Mutual funds                                                                       $ 10,165,947
  Guaranteed interest contract                                                          1,413,420
  Common stock                                                                            174,960
  Participant loans                                                                       304,710
                                                                      -------             -------
            Total investments                                                          12,059,037

CASH                                                                                           66

CONTRIBUTIONS RECEIVABLE:
  Employer's                                                                               58,722
  Participants'                                                                            90,831
                                                                       ------              ------

          Total contributions receivable                                                149,553
                                                                       ------             -------
            Total assets                                                               12,208,656
                                                                      ---------         ---------

LIABILITIES

Amounts due to Atchison Casting Corporation 401(k) Plan                                   203,924
                                                                          -------         -------
NET ASSETS AVAILABLE FOR BENEFITS                                                    $ 12,004,732
                                                                         ===========   ===========

See notes to financial statements.

                                      -2-

ATCHISON CASTING CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD BEGINNING JULY 1, 2000 THROUGH JULY 17, 2000 AND YEAR ENDED JUNE 30, 2000
-------------------------------------------------------------------------------------------------------------------------

                                                             JULY 1, 2000           YEAR ENDED
                                                                THROUGH              JUNE 30,
                                                             JULY 17, 2000             2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Interest and dividend income                                 $      6,808    $    505,378
   Net appreciation in fair value of investments                     439,990         753,319
                                                                ------------    ------------

     Total investment income                                         446,798       1,258,697
                                                                ------------    ------------

  Contributions:
   Employer's                                                                        471,164
   Participants'                                                                     914,319
   Rollover                                                                           61,567
                                                                                ------------

     Total contributions                                                           1,447,050
                                                                                ------------

     Total additions                                                 446,798       2,705,747
                                                                ------------    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                       11,960         926,780
  Administrative expenses                                                                 50
                                                                 ------------   ------------

     Total deductions                                                 11,960         926,830
                                                                ------------    ------------

NET INCREASE                                                         434,838       1,778,917
                                                                ------------    ------------

TRANSFER TO ATCHISON CASTING CORPORATION
    401(k) PLAN                                                  (12,439,570)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                             12,004,732      10,225,815
                                                                ------------    ------------

  End of period                                                 $               $ 12,004,732
                                                                ============    ============

See notes to financial statements.

                                      -3-

ATCHISON CASTING CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
PERIOD BEGINNING JULY 1, 2000 THROUGH JULY 17, 2000 AND YEAR ENDED
JUNE 30, 2000
---------------------------------------------------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Atchison Casting Corporation (the
      "Company" or "Plan Sponsor") Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan was a defined contribution plan covering certain employees, as described in the Plan agreement of the Plan Sponsor, that meet the prescribed eligibility requirements. Prudential Investments
      ("Prudential") was custodian of the Plan. Individuals employed by the Plan
      Sponsor served as Trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
      ("ERISA").

      On July 17, 2000, all assets of the Plan were transferred to the Atchison
      Casting Corporation 401(k) Plan (the "401(k) Plan"), resulting in a merger of the two plans.

      During the year ended June 30, 2000, the Plan Sponsor inadvertently remitted employee and employer contributions to the Plan that belonged to the 401(k) Plan. As of June 30, 2000, there is a payable from the Plan in the financial statements for $203,924 that reflects this transaction.
      Management believes the merger of the Plans corrects this condition and did not affect participants' balances, the earnings on these balances or the participants' fund elections.

      Eligibility and Participation - Prior to July 18, 2000, employees were eligible for participation in the plan after completing three months of service.

      Contributions - Prior to July 1, 2000, Plan participants could contribute a portion of their base compensation, subject to certain Internal Revenue
      Code ("IRC") limitations. The Plan Sponsor matched 75% of the first 8% of eligible compensation (as defined by the Plan document), contributed by participants.

      Participant Accounts - Prior to July 18, 2000, each participant's account was credited with the participant's contributions and withdrawals, as applicable, and allocations of the Plan Sponsor's contributions and Plan earnings. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.

      Vesting - Prior to July 18, 2000, participants were immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution of their accounts plus actual earnings thereon was based on years of service. A participant was 100 percent vested after five years of credited service.

      Investment Options - Upon enrollment in the Plan, a participant could direct his or her contributions in investment options offered by
      Prudential.

                                      -4-

      The investment options of the Plan were as follows:

o        MFS Massachusetts Investors Trust

o        Oppenheimer Global Fund

o        Van Kampen Emerging Growth Fund

o        The Prudential Insurance Company of America - Guaranteed Interest Account

o        AIM Balanced Fund

o        Prudential Stock Index Fund

o        Prudential Government Securities Trust - Money Market Series

o        Fidelity Advisor Equity Income Fund

o        Prudential High Yield Fund

o        Prudential Small Company Value Fund

o        Prudential Government Income Fund

o        Franklin Convertible Securities Fund

o        Atchison Casting Corporation - Common Stock

o        MFS Massachusetts Investors Growth Stock Fund

o        Prudential Jennison Growth Fund

o        Fidelity Advisor Equity Growth Fund

      For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan document and published information provided by the funds.

      Prior to November 26, 1999, participants maintained balances in the
      Rockwell Stock Fund which was rolled over from a previous plan, but no new contributions were accepted in this fund for the year ended June 30, 2000.
      The fund consisted of shares of common stock of Rockwell International,
      Boeing Company, Meritor Automotive, Inc. and Conexant Systems, Inc.
      Effective November 26, 1999, this fund was liquidated and invested in the funds listed above as directed by the participants.

      Participants could change investment elections for future contributions at any time and could transfer any existing balances among the offered funds.

      Participant Loans - Participants could borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their account balance. Loan terms ranged from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the
      Plan Sponsor. Interest rates ranged from 8.75% to 10% for the year ended
      June 30, 2000. Principal and interest were paid ratably through payroll deductions or direct billing to the participants.

      Payment of Benefits - Distributions from the Plan were made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account was less than $5,000, the account balance was required to be distributed as a lump sum as soon

                                      -5-

      as administratively possible after separation from service. If the account balance was $5,000 or greater, distributions could be in the form of a lump sum, installments, or the account balance could remain in the Plan.

      Forfeitures - Forfeitures occured upon termination of employment by a participant who was not fully vested in the Plan. Forfeiture amounts were used to reduce subsequent matching contributions by the Plan Sponsor.

      Expenses - Expenses of the Plan were paid by either the Plan or the Plan
      Sponsor, as provided by the Plan agreement. Expenses of $0 and $50 were paid by the Plan for the period beginning July 1, 2000 through July 17,
      2000 and the year ended June 30, 2000, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of
      America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest account, are stated at fair value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. See Note 3 regarding the valuation of a guaranteed interest contract. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Payment of Benefits - Benefit payments are recorded in the year paid.

3.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      The Plan reports investment contracts at fair value unless such contract is deemed to be fully benefit responsive. The contract for this Plan has been deemed to be fully benefit responsive, and as such, the contract is presented at contract value, which approximates fair value, on the statement of net assets available for benefits as of July 17, 2000 and
      June 30, 2000. The crediting interest rates for the period beginning July
      1, 2000 through July 17, 2000 and the year ended June 30, 2000 for the contract ranged from 6.50% to 5.50% and 5.50% to 6.45%, respectively. The crediting interest rate is reset upon the maturity of the contract.

                                      -6-

4.    INVESTMENTS

      The following table presents the fair values of investments that represent
      5% or more of the Plan's net assets available for benefits at June 30,
      2000:

                                                                          2000
                                                    ---------------------------------------
                                                                     Value Per
                                                         Shares        Share         Fair
                                                       (Rounded)     (Rounded)      Value

MFS Massachusetts Investors Trust                       159,428     $ 20.94    $ 3,338,418
Oppenheimer Global Fund                                  25,688       68.65      1,763,460
Van Kampen Emerging Growth Fund                          17,624       97.15      1,712,206
The Prudential Insurance Company of America -
  Guaranteed Interest Account                               N/A         N/A      1,413,420
AIM Balanced Fund                                        39,384       32.95      1,297,705

Prudential Stock Index Fund                              23,642       32.40        765,990

During the period beginning July 1,2000 through July 17, 2000 and the year ended June 30, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the periods)
     appreciated in value by $439,990 and $753,319, respectively, as follows:

                                                                                Period beginning
                                                                             July 1, 2000 through             Year Ended
               Net Appreciation (Depreciation) in Fair Value                     July 17, 2000               June 30, 2000

Common stock                                                                   $ 12,553                          $(75,121)
Mutual funds                                                                    427,437                            828,44
                                                                              ---------                         ---------
                                                                              $ 439,990                         $ 753,319
                                                                              =========                         =========

    Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the noparticipant-directed investments is as follows:

                                                                                        Year Ended
                                                                                       June 30, 2000

Changes in Net Assets:
  Interest and divident income                                                         $ 2,191
  Net appreciation in fair value of investments                                         15,041
  Transfers to participant-directed investments                                       (635,013)

      Due to the sale of Rockwell Stock fund as discussed in Note 1, there were no non-participant directed investments in the net assets of the plan for the period from July 1 through July 17, 2001.

                                      -7-

5.    RELATED PARTY TRANSACTIONS

      Certain Plan investments were shares of mutual funds, and a guaranteed interest account managed by Prudential. Prudential was the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.    PLAN TERMINATION

      Although it has not expressed any intentions to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of
      Plan termination, participants will become 100% vested in their accounts.
      As noted in Note 1, the Plan was merged into the 401(k) Plan and as such, participants became participants under that plan.

7.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated August 28, 1995, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue
      Code (the "IRC"). The Plan had been amended since receiving the letter, however, the Plan Sponsor believed that the Plan was designed and was operated in compliance with the applicable requirements of the IRC.

                                    ******

                                      -8-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  ATCHISON CASTING CORPORATION
                                  SAVINGS PLAN

Date January 11, 2002             By:  Atchison Casting Corporation, its
     -----------------                 administrator and the administrator of the Atchison
                                       Casting Corporation 401(k) Plan, its successor in
                                       interest following the Merger

                                  By:  /s/ Kevin T. McDermed
                                       -------------------------------------
                                       Kevin T. McDermed
                                       Vice President, Chief Financial Officer,
                                       Treasurer and Secretary

                                  EXHIBIT INDEX

Exhibit Number    Description
23                 Consent of Deloitte & Touche LLP